SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                             Medinex Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   64115R108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Michele Whatmore
                               3019 - 16 St. N.E.
                                Calgary, Alberta
                                 Canada T2E 7K8
                                 (403) 255-3211
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 14, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64115R108                      13D                   Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michele Whatmore
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
________________________________________________________________________________
               7    SOLE VOTING POWER

                    Ms.  Whatmore has actual sole voting and  dispositive  power over 5,734,704 shares owned by 775464 Alberta Ltd., of which
   NUMBER OF        Ms.  Whatmore is the sole  stockholder,  sole  director  and
                    President. (1)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    5,734,704 as set forth in 7 above
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,734,704
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [X]
     See footnote 1 below.
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________
(1) The shares reported herein as beneficially owned are exchangeable shares issued by Maxus Holdings, Inc., a wholly-owned subsidiary of the Issuer, which are immediately exchangeable into shares of common stock of the Issuer at the option of the holder on a one share-for-one share basis. Excludes the 1,911,568 shares held by 746459 Alberta Ltd., of which Charles Whatmore, Ms. Whatmore's husband, is the sole stockholder, sole director and President and as to which Ms. Whatmore disclaims beneficial ownership. Also excludes the 1,911,568 shares held by 741257 Alberta Ltd., of which Rick Shrum, Ms. Whatmore's brother, is the sole stockholder, sole director and President and as to which Ms. Whatmore disclaims beneficial ownership.

CUSIP No. 64115R108                     13D                    Page 3 of 6 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

         This statement relates to shares of common stock, $0.001 par value per share (the "Common Stock") of Medinex Systems, Inc., a Delaware corporation (the "Issuer"). As of November 19, 2003 there were 21,203,448 shares of common stock ("Common Stock") outstanding.2 The principal executive offices of the Issuer are located at 18300 Sutter Boulevard, Morgan Hill, California 95037.
________________________________________________________________________________
Item 2.  Identity and Background.

         This statement is being filed on behalf of Michele Whatmore (sometimes referred to herein as the "Reporting Person"), as the sole stockholder, sole director and President of 775464 Alberta Ltd. As President of 775464 Alberta Ltd., Ms. Whatmore has sole voting and dispositive power over the Issuer's shares held by 775464 Alberta Ltd.

         Ms. Whatmore is a citizen of Canada and her principal business address is 3019 - 16 St. N.E., Calgary, Alberta, Canada T2E 7K8. Ms. Whatmore's principal employment is as President of the Issuer, whose principal business is to distribute new and used telecommunications equipment and recycle electronic waste. The principal address of the Issuer is 18300 Sutter Boulevard, Morgan Hill, California 95037.

         During the last five years, Ms. Whatmore has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was she a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         Stock Exchange Transaction
         --------------------------

         On November 14, 2003, the Issuer acquired through a stock exchange transaction (the "Stock Exchange") three Alberta, Canada based companies and one Mexico based company. These companies are: Maxus, Maxus Technology, Inc., Triple-Too Communications, Inc. and MAXUS Technology, S. DE R.L. DE C.V. (collectively, "Subsidiaries"). The Stock Exchange was effected pursuant to the terms of a Canadian Share Exchange Agreement, dated as of November 14, 2003, referred to in this Report as the Exchange Agreement. As a result of the Stock Exchange, the Issuer issued an aggregate of 15 million shares of its Common Stock, which number includes 10,267,840 shares ("Exchangeable Shares") issued by Maxus Holdings, Inc. that are immediately exchangeable for shares of Common Stock on a one for one basis as more particularly discussed below, to the stockholders of Maxus, representing approximately 70.74% of its issued and outstanding common stock immediately subsequent to the Stock Exchange. Upon consummation of the Stock Exchange, the Issuer assumed the business operations of the Subsidiaries. Through the Subsidiaries, the Issuer provides asset maximization, which involves helping clients maximize the use of their telecommunications assets, whether through finding buyers for surplus equipment or refurbishing older equipment, and electronic waste recycling, which involves recycling those assets that cannot be sold.

         Prior to the Stock Exchange, the Issuer formed a subsidiary, Maxus (Nova Scotia) Company, a Nova Scotia Unlimited Liability Company ("Nova Scotia Co"), on September 22, 2003, and formed an additional subsidiary, Maxus Holdings, Inc., a corporation incorporated under the laws of the Province of Ontario ("Exchange Co"), on November 12, 2003. The Issuer incorporated these two subsidiaries to accommodate certain tax considerations in the acquisition of shares from Canadian stockholders of Maxus as a result of the Stock Exchange.
_____________

(2) The number of shares of Common Stock outstanding reported herein includes 10,267,840 exchangeable shares issued by Maxus Holdings, Inc., a wholly-owned subsidiary of the Issuer, which are immediately exchangeable into shares of common stock at the option of the holder on a one share-for-one share basis.

CUSIP No. 64115R108                     13D                    Page 4 of 6 Pages

________________________________________________________________________________

         To effect the Stock Exchange, on November 14, 2003 the Issuer, through Nova Scotia Co, issued 4,732,160 shares of Common Stock and, through Exchange Co, issued 10,267,840 Exchangeable Shares, which are convertible to shares of Common Stock, in exchange for all of the outstanding shares of Maxus. The Issuer has reserved 10,267,840 shares of Common Stock for issue to the stockholders of Exchangeable Shares. The holders of Exchangeable Shares have equal economic value as stockholders of Common Stock. Holders of Exchangeable Shares also have conversion rights to convert their shares into the identical number of shares of Common Stock at any time, and in the event of the Issuer's liquidation, dissolution or winding-up, whether voluntary or involuntary, the Exchangeable Shares will be redeemed for an equal number of shares of Common Stock enabling the holders to proportionally share in assets available for distribution after satisfaction of all liabilities and payments of the applicable liquidation preferences. Prior to the Stock Exchange, there were no material relationships between the Issuer and Maxus, or any of the parties' respective affiliates, directors or officers, or any associates of their respective officers or directors.

         Effective November 19, 2003, the sole director of the Issuer appointed Ms. Whatmore as a member of the Board of Directors and subsequently resigned. The reconstituted Board of Directors then elected David Smith as Chief Executive Officer, Ms. Whatmore as President, James Ross as Chief Financial Officer and Gary Powers as Chief Operations Officer.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         The contents of Item 3 above are incorporated by reference.

         The Reporting Person acquired the reported shares pursuant to the Exchange Agreement with the purpose of obtaining control over the Issuer. Maxus and the Issuer structured the Stock Exchange so that the stockholders of Maxus would own a majority of the outstanding common stock of the Issuer and Maxus would become a wholly-owned subsidiary of the Issuer.

         Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g)   Changes  in  the   Issuer's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

CUSIP No. 64115R108                      13D                   Page 5 of 6 Pages

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         The contents of the cover page to this Schedule and items 3 and 4 above are incorporated by reference.

         Pursuant to Rule 13d-3(a) of the Securities Exchange Act of 1934, as of November 14, 2003, the Reporting Person may be deemed to be the beneficial owner of 5,734,704 shares of the Issuer's common stock, which constitute approximately 27.1% of the 21,203,448 shares of the Issuer's common stock outstanding at November 19, 2003.3 This percentage is based on the number of shares outstanding immediately following the Stock Exchange transaction, which number reflects all transactions contemplated therein. The Reporting Person acquired such shares in a privately negotiated Stock Exchange, as described above. Prior to the Stock Exchange, none of Maxus or any of its stockholders owned any shares of the Issuer. The Reporting Person exercises sole voting power and sole dispositive power with respect to all such shares of which she is the beneficial owner.

         Except as disclosed herein, the Reporting Person has not effected any transactions in the Issuer's common stock during the preceding 60 days.


__________________
(3) The number of shares of Common Stock outstanding reported herein includes 10,267,840 exchangeable shares issued by Maxus Holdings, Inc., a wholly-owned subsidiary of the Issuer, which are immediately exchangeable into shares of common stock at the option of the holder on a one share-for-one share basis.


________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The contents of Items 3 and 4 above are incorporated by reference.

         Except as set forth in Items 3 and 4 above and this Item 6, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit 10.1: Canadian Share Exchange Agreement dated November 14, 2003 among Medinex Systems, Inc., Maxus (Nova Scotia) Company, Maxus Holdings Inc., 901133 Alberta Ltd. and Medallion Capital Corporation (excludes schedules and exhibits) (1)
_______________________
(1) Previously filed as an exhibit to the Current Report on Form 8-K filed on November 20, 2003.





________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  November 24, 2003



                                         /s/ Michele Whatmore
                                        ----------------------------------------
                                        Michele Whatmore